NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	September 3, 2024

Canada: TSX: KLS

Kelso Technologies Inc. Announces Officer Replacement and New Head Office

Vancouver, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), has terminated the services of Richard Lee as Chief Financial Officer and Kathy Love as Corporate Secretary of the Corporation, effective August 30, 2024.

Kelso is pleased to announce the appointment of Sameer Uplenchwar, CPA as Chief Financial Officer. Mr. Uplenchwar brings over 20 years of expertise in financial and business development, encompassing financial modeling, financial structuring, investment banking, and energy research. He is currently the co-founder of Helios Corp, which invests in critical minerals, energy, agritech and IT infrastructure. Previously, Mr. Uplenchwar served as Managing Director and Head of US Equity Research with GMP Capital LLC in Houston and Managing Director with Global Hunter Securities in Calgary/Houston. Before immigrating to Canada about a decade ago, Mr. Uplenchwar was Senior Energy Analyst supporting a +$1Bn long/short hedge fund in New York for Surveyor Capital LLC, VP at Morgan Stanley and has worked at KPMG and Lasalle/Bank of America.

Kelso is also pleased to announce the appointment of Maureen O'Hanley Doucette as Corporate Secretary. Ms. O'Hanley Doucette has over 30 years of business experience in banking, hotel sales and administration, IT software and financial services, including as a Corporate Secretary. She has worked with Kelso since 2011 and is familiar with the requirements of a public company Board of Directors.

The Corporate Head Office for Kelso Technologies Inc. has moved to a new location:

#305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 Canada

Phone: 778-795-0022

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation.  The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport.  The automotive division of the Company has created the first proven automated suspension-based Advanced Driver Assistance System for commercial mission-critical wilderness operations.  All Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

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For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, Interim CEO

Legal Notice Regarding Forward-Looking Statements: This news release does not contain "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements indicate expectations or intentions. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Interim Chief Executive Officer Email: busch@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: sameer@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com

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